UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005.

Commission File Number 0-26046

                          China Natural Resources, Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

                     Room 2105, West Tower, Shun Tak Centre,
                  200 Connaught Road C., Sheung Wan, Hong Kong
                  --------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b):
82-_________.


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         On or about November 22, 2005 China Natural Resources, Inc. first disseminated a proxy statement to its members in connection with its 2005 annual meeting of members. A copy of the proxy statement is furnished as an exhibit to this report.

Exhibits

No.                     Description
---                     -----------

99.1      Proxy Statement for 2005 Annual Meeting of Members.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


                                           CHINA NATURAL RESOURCES, INC.


Date:  November 22, 2005                   By: /s/Ching Lung Po
                                               ------------------------
                                               Ching Lung Po, CEO